Lake Effect Brewing Company LLC

OFFERING STATEMENT



Issuer Name	Lake Effect Brewing Company LLC
Doing Business As	Lake Effect Brewing Company
Offering Amount	$50,000.00 – $115,000.00
Security Type	Class B Shares
Price per Share	$1.00
Shares to be Sold	50,000 - 115,000

COMPANY OVERVIEW

Lake Effect Brewing Company is a family-owned brewery that has been in operation for over 10 years in the Jefferson Park neighborhood making craft beers for the local market. We brew, package and deliver beer in the form of kegs and cans to many accounts in Chicagoland including Binny's Beverage Depot, Wholefoods, numerous bars and restaurants, and several smaller independent stores. We have 6 core brands that are widely distributed plus several seasonal and specialty releases. We also make custom beers for several customers such as The Morton Arboretum, The Irish American Heritage Center, Recess Bar and Patio, Chipp Inn Bar, Hala Kahiki South Seas Bar, and Hinsdale Golf Course. In addition, over the years we sold beer onsite in our bottle shop as package to-go and conducted several brewery tours per week that are very popular. The one thing we are lacking is the ability to have customers come in and try the beer where it is made and to function as a neighborhood meeting place. We moved our operation from a rear located industrial site in Jefferson Park to a visible urban street corner in the Avondale Neighborhood in a vacant building with the intention to build out a taproom and beer garden so people can come visit. This type of use will be new to the neighborhood and will be a key meeting place to help bind the district together.

Company History
For many years, owner, Clint Bautz, home-brewed regularly in the house where he and his wife, Ayse Bautz, lived. Some of the beers were not so good at first, but after some equipment upgrades, some trial and error, and studying several brewing textbooks, the beers became increasingly delicious to the point that his friends were always coming over to hang out. Clint and Ayse decided that the beers were so good that we could open a small brewery and serve the beer to the local neighborhood. We found a small space at the end of an alley in Jefferson Park and started brewing. After a few batches, Clint figured out how to properly package the beer in the form of bottles and carried these bottles to several bars and restaurants to get them to buy it. Eventually, Lake Effect Beer was sold throughout the NW Side of Chicago as draft and packaged goods. In 2016, the brewery opened a bottle shop and started offering tours which were very popular. 100+ people every Saturday came in to taste the beers and learn the story of Lake Effect. Our following grew substantially during this time only to be halted by the pandemic in 2020. All of our accounts stopped for about a year and during that time, we were temporarily allowed to sell directly to customers by the State, so we developed an e-commerce website and delivered beer to people's houses. We were planning to open in a new location at this time and have a taproom, but the pandemic put those plans on hold and the place we were seeking to open in became unavailable after the pandemic ended. Although we had a great run in the alley in Jefferson Park, were limited in our ability to bring customers in primarily because we were located in an alley. We

decided to move to a better location in a busy neighborhood called Avondale, which was recently identified as one of the 30 coolest neighborhoods in the World! Our new location is on a bustling street in a walkable business district. The community cannot wait till we open.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Clint Bautz	Limited Liability Company	79.5%
Minority Ownership (less than 20% ownership)	Limited Liability Company	20.5%

The above is the only ownership outstanding for the company. The ownership interests of a(n) IL Limited Liability Co give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Clint Bautz

Title: CEO

Work History: In the past 3 year, actually 11 years, Clint has focused his energy on building the business. He has developed all aspects of the business from brewing award-winning recipes to designing delivery routes. He is the face of the company and give the tours, represents the business at festivals and picks up the phone and checks the email to talk with customers.

Biography: Clint Bautz graduated from University of California Berkeley in 1999 with a BA in Geography and earned a Master's Degree in Architecture from the Illinois Institute of Technology in 2006. He worked as a Senior Urban Designer at the design firm Skidmore, Owings, and Merrill in Chicago for 8 years before opening Lake Effect Brewing Company in 2012. For the last 10 years, he has managed the brewery and built the brand that is distributed to several stores, restaurants, and bars across Chicagoland. He is a husband and father and enjoys hiking and drinking beer.

Ayse Bautz

Title: Director

Work History: Ayse has been working as an Architect for Cannon Design and is a Lieutenant in the US Navy Reserves in the construction battalion (Seabees).

Biography: Ayse Bautz is a first generation American originally from Turkey. She came to the United States in 2002 to study Architecture at the Illinois Institute of Technology and Graduated in 2006 with a Masters in Architecture. She has worked a few important design firms since graduation and is now a senior Architect at Cannon Design in Chicago. She is also a Lieutenant in the US Navy Reserves in the construction battalion (Seabees). She and Clint are married, living in Chicago with their 11 year old son. Ayse is the architect of this project and has taken the design plans through the city review process and has received the necessary permissions and permits to make the project happen.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

With the purchase of these units, you will be helping to secure the next chapter of Lake effect Brewing, which we believe will be successful due to its proposed program and its phenomenal location in one of Chicago's hottest neighborhoods. The funds will directly go to the construction of the Taproom, which is a critical element and revenue stream of the business we have not achieved yet. The taproom allows us to sell the beer at the retail price without any of the intermediaries involved with the wholesale business such as distributors and retailers taking their cut before we get paid. This increases our margin and our profit potential in ways our past revenue strains could not.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Construction for a Retail Space	$80,000.00

Startup Costs/ Equipment: POS System, Chiller, Fire Extinguishers, Cans/Trays/Lids, Televisions	$35,000.00
Total	$115,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit

committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$50,000.00	$115,000.00
Less: Intermediary Fee*	- $4,000.00	- $8,400.00
Less: Admin Fee**	- $20.00	- $20.00
Less: State Notice Filing Fee***	- $0.00	- $0.00
Net Proceeds	$45,980.00	$106,580.00

* Applied at a marginal-rate based upon amount raised:
      Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in the Company and how an investor's transaction and delivery of securities will be completed.

a.	*Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Lake Effect Brewing Company LLC ("Share Purchase Agreement") by way of the investor's electronic signature.

a.	*Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

    a.	*Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

a.	*Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

a.	*Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First-Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The Company has authorized the sale of equity stock through this Regulation Crowdfunding offering. The Company will be offering up to 124,000 shares of Common Stock.

Voting Rights - One vote per Share

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled, with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. Hov.rever, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Minority Holder

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Restrictions on Transfer of the Securities Being Offered

The shares will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Share Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

1. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding shares.

1. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The price of the shares were determined by the Owner based on the Owner's opinion about the value of the project.

1. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

1. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of their shares.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the investors.

6. *What other exempt offerings has the issuer conducted within the past three years?*

In June 2023, the business raised $50,525.53 through Reg CF and sold 11,228 in common stock securities.

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month*

period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

i. *any director or officer of the issuer;*

ii. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*

iii. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*

iv. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
PNC VISA	$13,500.00	23%	12/30/2024	$ 800.00
American Express	$9,200.00	20%	10/05/2024	$1,500.00
PNC	$4,000.00	25%	03/01/2025	$ 800.00
Total Balance	$26,700.00			$3,100.00

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2022	2023	2024*
Cash & Equivalents	7,343	2,741	1,980
Accounts Receivable	565,504	596,185	612,911
Fixed Assets	828	38,301	38,301
Other Assets	-	6,600	6,600
TOTAL ASSETS	**573,674**	**643,827**	**659,792**
LIABILITIES & EQUITY			
Accounts Payable	-	-	-
ST-Debt Payable	20,541	18,120	17,835
LT-Debt Payable	-	-	-
TOTAL LIABILITIES	**20,541**	**18,120**	**17,835**
Retained Earnings	573,088	645,662	625,707
Net Income	(20,375)	(19,955)	16,250
TOTAL OWNER'S EQUITY	**552,713**	**625,707**	**641,957**
TOTAL LIABILITIES & EQUITY	**573,254**	**643,827**	**659,792**

Income Statement

INCOME	2022	2023	2024*
Total Revenue	167,221	119,737	16,356
Cost of Goods Sold	52,216	27,609	-
GROSS PROFIT	**115,005**	**92,128**	**16,356**
Operating Expenses	135,380	112,083	105
NET INCOME	**(20,375)**	**(19,955)**	**16,250**

Statement of Cash Flows

	2022	2023	2024*
NET INCOME (LOSS)	(19,955)	(19,955)	16,250
CASH FLOW ACTIVITIES			
Net Cash from Operations	(9,815)	(31,640)	(17,011)
Net Cash from Investing	1,186	(37,473)	-
Net Cash from Financing	10,108	64,511	-
NET INCREASE (DECREASE) IN CASH	(18,476)	(4,602)	(761)

* - Through 04/23/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	573,674	643,827
Cash & Equivalents	7,343	2,741
Accounts Receivable	565,504	596,185
Short-Term Debt	20,541	18,120
Long-Term Debt	-	-
Revenue	167,221	119,737
Cost of Goods Sold	52,216	27,609
Taxes Paid	-	-
Net Income	(20,375)	(19,955)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
  i) at the time of the filing of this offering statement bars the person from:
      a) association with an entity regulated by such commission, authority, agency or officer;
      b) engaging in the business of securities, insurance or banking;
      c) engaging in savings association or credit union activities; or

  ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

  ii) places limitation on the activities, functions or operations of such person;

  iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
  ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

This TERM SHEET sets forth the proposed terms and conditions for Equity Participation in Lake Effect Brewing Company LLC, a Illinois LLC.

This TERM SHEET is for discussion purposes only and is not intended to impose• any legal obligation on any party.

1.   Purchase of Interests

THE PURCHASER, would acquire from Lake Effect Brewing Company, hereinafter THE COMPANY, the following properties and assets:

Percentage of shares in the Company, whose total valuation as of June 28, 2023 is $2.5 million. Exact percentage of ownership will be determined upon full completion of fundraising round.

The properties and assets purchased are hereinafter referred to as the ASSIGNED ASSETS.

2.   Purchase Price

In consideration of the transfer and sale by the Company of the Assigned Interests to the Purchaser, the Purchaser has paid $104,000 to the Company and is paid in full.

3.   Representations and Warranties

a.   The Purchaser and the Company will comply with applicable law in the performance of the above transaction;

b.   The Company has good title and ownership over the Assigned Interests;

c.   The Company guarantees that the Assigned Interests are free from any obligations and defects;

d.   There is no pending Proceeding that has been commenced against the Company and the Purchaser that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions.

e.   The Purchaser or the Company, under no circumstances, shall make any public disclosure about the transaction prior to the Closing. Any such disclosure at or after the Closing must be mutually agreeable to both parties, provided, however, that nothing in this provision will prevent the Company from fulfilling any legal disclosure obligations.

4.   Closing Date

The necessary steps to reach a Closing would be completed by the end of the Reg CF offering. Closing Date may be subjected to extension or postponement by mutual agreement of the parties.

5.   Governing Law

This Term Sheet shall be governed by and construed in accordance with the laws of the State of Illinois.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Clint Bautz

_____

Clint Bautz

Lake Effect Brewing Company LLC